SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

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                                 AMENDMENT NO. 1
                                       TO
                                    FORM 8-A

                  REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                    PURSUANT TO SECTION 12(b) OR 12(g) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

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                        FIRST OAK BROOK BANCSHARES, INC.
             (Exact Name of Registrant as Specified in Its Charter)


              DELAWARE                                  36-3220778
(State of Incorporation or Organization)    (I.R.S. Employer Identification No.)

       1400 SIXTEENTH STREET                               60523
        OAK BROOK, ILLINOIS                              (Zip Code)
(Address of Principal Executive Offices)

         If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), please check the following box. [ ]

         If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), please check the following box. [X]

         Securities to be Registered Pursuant to Section 12(b) of the Act:

         Title of Each Class                  Name of Each Exchange on Which
         to be so Registered:                 Each Class is to be Registered:
         --------------------                 -------------------------------

                 None                                   None

         Securities to be Registered Pursuant to Section 12(g) of the Act:


                     Common Stock, par value $2.00 per share
                        (Formerly "Class A Common Stock")


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                 INFORMATION REQUIRED IN REGISTRATION STATEMENT

ITEM 1.  DESCRIPTION OF REGISTRANT'S SECURITIES TO BE REGISTERED.

         The following description updates the description of the Class A Common Stock of First Oak Brook Bancshares, Inc. (the "Company") previously registered under Section 12(g) of the Securities Exchange Act of 1934 on Form 8-A, which has been renamed the "Common Stock."

COMMON STOCK

         Authorized. The Company is authorized to issue 16,000,000 shares of Common Stock, par value $2.00 per share (the "Common Stock") and 100,000 shares of Preferred Stock, without par value (the "Preferred Stock").

         Dividends. The holders of Common Stock are entitled to receive and share equally in such dividends, if any, declared by the Board of Directors out of funds legally available therefor. The Company may pay dividends if, as and when declared by its Board of Directors. The payment of dividends by the Company is subject to limitations imposed by the Delaware General Corporation Law ("DGCL"). If the Company issues Preferred Stock, the holders thereof may have a priority over the holders of the Common Stock with respect to dividends.

         Voting Rights. The holders of Common Stock possess voting rights in the Company. Stockholders elect the Company's Board of Directors and act on such other matters as are required to be presented to them under the DGCL or the Company's Restated Certificate of Incorporation or as are otherwise presented to them by the Board of Directors. Each holder of Common Stock will be entitled to one vote per share and will not have any right to cumulate votes in the election of directors. Accordingly, holders of more than fifty percent of the outstanding shares of Common Stock will be able to elect all of the Directors to be elected each year. If the Company issues Preferred Stock, holders of the Preferred Stock may also possess voting rights. As described more fully below, certain matters to amend the Company's Restated Certificate of Incorporation or Amended and Restated By-laws requires a 75% stockholder vote.

         Liquidation. In the event of any liquidation, dissolution or winding up of the Company, the holders of its Common Stock would be entitled to receive, after payment or provision for payment of all debts and liabilities of the Company, all assets of the Company available for distribution. If Preferred Stock is issued, the holders thereof may have a priority over the holders of the Common Stock in the event of any liquidation or dissolution.

         Preemptive Rights and Redemption. Holders of the Common Stock will not be entitled to preemptive rights with respect to any shares which may be issued by the Company in the future. The Common Stock is not subject to mandatory redemption by the Company.



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PREFERRED STOCK

         The Board of Directors is authorized, pursuant to the Restated Certificate of Incorporation, to issue 100,000 shares of Preferred Stock in one or more series with respect to which the Board, without stockholder approval, may determine voting, conversion and other rights which could adversely affect the rights of the holders of Common Stock. Currently, no shares of the Company's authorized Preferred Stock are issued or outstanding although the Company has adopted a Shareholder Rights Plan pursuant to which preferred share purchase rights will be issued on May 21, 1999 to holders of Common Stock. Such rights will, in certain circumstances, entitle the holder thereof to purchase fractional shares of Series A Preferred Stock. Stockholders will not have preemptive rights to subscribe for shares of Preferred Stock.

         The rights of the holders of the Common Stock would generally be subject to the prior rights of the Preferred Stock with respect to dividends, liquidation preferences and other matters. The dividend rights, dividend rates, conversion rights, conversion prices, voting rights, redemption rights and terms (including sinking fund provisions, if any), the redemption price or prices and the liquidation preferences of any series of the authorized Preferred Stock and the numbers of such shares of Preferred Stock in each series will be established by the Board of Directors as such shares are to be issued. It is not possible to state the actual effect of the Preferred Stock on the rights of holders of Common Stock until the Board of Directors determines the rights of the holders of a series of the Preferred Stock. However, such effects might include
(i) restrictions on dividends; (ii) dilution of the voting power to the extent that the Preferred Stock were given voting rights; (iii) dilution of the equity interest and voting power if the Preferred Stock were convertible into Common Stock; and (iv) restrictions upon any distribution of assets to the holders of Common Stock upon liquidation or dissolution until the satisfaction of any liquidation preference granted to holders of the Preferred Stock.

         Furthermore, the Board of Directors could direct the Company to issue, in one or more transactions, shares of Preferred Stock or additional shares of Common Stock or rights to purchase such shares (subject to the limits imposed by applicable laws and the rules of any stock exchange or automated dealer quotation system to the extent that such rules may become applicable or may be observed by the Company) in amounts which could make more difficult and, therefore, less likely, a takeover, proxy contest, change in management of the Company or any other extraordinary corporate transaction which might be opposed by the incumbent Board of Directors. Any issuance of Preferred Stock or of Common Stock could have the effect of diluting the earnings per share, book value per share and voting power of Common Stock held by the Company's stockholders.

CERTAIN ANTI-TAKEOVER EFFECTS OF THE RESTATED CERTIFICATE OF INCORPORATION, AMENDED AND RESTATED BY-LAWS AND DELAWARE LAW

         General. Certain provisions of the Company's Restated Certificate of Incorporation, Amended and Restated By-laws and the DGCL may have the effect of impeding the acquisition of control of the Company by means of a tender offer, a proxy fight, open-market purchases or otherwise in a transaction not approved by the Board of Directors. These provisions may have the effect of discouraging a future takeover attempt which is not approved by the Board of Directors but


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which individual stockholders may deem to be in their best interests or in which stockholders may receive a substantial premium for their shares over then current market prices. As a result, stockholders who might desire to participate in such a transaction may not have an opportunity to do so. Such provisions will also render the removal of the current Board of Directors or management of the Company more difficult.

         The provisions of the Restated Certificate of Incorporation and Amended and Restated Bylaws described below are designed to reduce, or have the effect of reducing, the vulnerability of the Company to an unsolicited proposal for the restructuring or sale of all or substantially all of the assets of the Company or an unsolicited takeover attempt which is unfair to stockholders. The following description of certain of the provisions of the Restated Certificate of Incorporation and Amended and Restated By-laws of the Company is general and is qualified in its entirety by reference to the Restated Certificate of Incorporation and Amended and Restated By-laws of the Company, copies of which have been filed as exhibits.

         Authorized Shares. The Restated Certificate of Incorporation authorizes the issuance of 16,000,000 shares of Common Stock and 100,000 shares of Preferred Stock. The shares of Common Stock and Preferred Stock have been authorized in an amount which provides the Board of Directors with flexibility to effect, among other things, transactions, financings, acquisitions, stock dividends, stock splits and employee stock options. However, these authorized shares may also be used by the Board of Directors consistent with its fiduciary duty to deter future attempts to gain control of the Company. The Board of Directors also has sole authority to determine the terms of any one or more series of Preferred Stock, including voting rights, conversion rates, and liquidation preferences. As a result of the ability to fix voting rights for a series of Preferred Stock, the Board of Directors has the power to the extent consistent with its fiduciary duty to issue a series of Preferred Stock to persons friendly to management in order to attempt to block a merger or other transaction by which a third party seeks control, and thereby assist the incumbent Board of Directors and management to retain their respective positions.

         Staggered Board of Directors; Filling of Board Vacancies and
Qualifying Shares. The Board of Directors is divided into three classes, each of which contains approximately one-third of the whole number of the members of the Board of Directors. Each class serves a staggered three-year term, with approximately one-third of the total number of Directors being elected each year. Under the DGCL, members of a staggered board may only be removed for cause unless the Restated Certificate of Incorporation provides otherwise. The Restated Certificate of Incorporation does not provide for removal of directors without cause. The staggered board is intended to provide for continuity of the Board of Directors and to make it more difficult and time-consuming for a stockholder group to fully use its voting power to gain control of the Board of Directors without the consent of the incumbent Board of Directors.

         The Amended and Restated By-laws provide that the number of the Directors shall be eight. The Amended and Restated By-laws also provide that any vacancy occurring on the Board of Directors, including a vacancy created by an increase in the number of Directors, will be filled by a majority vote of the Directors then in office. Directors so chosen shall hold office until their successors are elected and qualified or until their earlier resignation or removal.


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         Cumulative Voting; Action by Written Consent and Stockholder Meetings.
The Restated Certificate of Incorporation does not provide for cumulative voting for any purpose. The Restated Certificate of Incorporation and Amended and Restated By-laws also provide that any action required or permitted to be taken by the stockholders must be effected at an annual or special meeting and may not be effected by written consent in lieu of a meeting. The Amended and Restated By-laws provide that special meetings of the stockholders may only be called by the Chairman of the Board, the President or the Secretary at the written request of a majority of the Board of Directors.

         Delaware Business Combination Statute. Section 203 of the DGCL provides that, subject to certain exceptions specified therein, an "interested stockholder" of a Delaware corporation shall not engage in any business combination, including mergers or consolidations or acquisitions of additional shares of the corporation, with the corporation for a three-year period following the time that such stockholder becomes an interested stockholder unless (i) prior to such time, the board of directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder, (ii) upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced (excluding certain shares), or (iii) at or subsequent to such time the business combination is approved by the board of directors of the corporation and authorized at an annual or special meeting of stockholders, by the affirmative vote of at least 66 2/3% of the outstanding voting stock which is not owned by the interested stockholder. Except as otherwise specified in Section 203, an interested stockholder is defined to include any person that is (x) the owner of 15% or more of the outstanding voting stock of the corporation, or (y) is an affiliate or associate of the corporation and was the owner of 15% or more of the outstanding voting stock of the corporation at any time within the three-year period immediately prior to the date of determination, and the affiliates and associates of any such person.

         Under certain circumstances, Section 203 makes it more difficult for a person who would be an interested stockholder to effect various business combinations with a corporation for a three-year period. The Company has not elected to be exempt from the restrictions imposed under Section 203. The provisions of Section 203 may encourage persons interested in acquiring the Company to negotiate in advance with the Board of Directors of the Company since the stockholder approval requirement would be avoided if a majority of the directors then in office approves either the business combination or the transaction which results in any such person becoming an interested stockholder. Such provisions also may have the effect of preventing changes in the management of the Company. It is possible that such provisions could make it more difficult to accomplish transactions which the Company's stockholders may otherwise deem to be in their best interests.

         Amendment of the Certificate of Incorporation and By-laws. The Restated Certificate of Incorporation provides that the affirmative vote of the holders of at least 75% of the outstanding voting stock, voting together as a single class, is required to amend, repeal, or adopt any provision inconsistent with, the provisions of the Restated Certificate of Incorporation classifying directors, prohibiting stockholder action without a meeting or specifying the vote required to amend such provisions. The By-laws may be amended by the stockholders or the Board of Directors; however,


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the affirmative vote of the holders of at least 75% of the outstanding voting stock, voting together as a single class, is required to amend the Bylaws.

         Certain By-Law Provisions. The Amended and Restated By-laws of the Company also require a stockholder who intends to nominate a candidate for election to the Board of Directors, or to raise new business at an annual stockholder meeting, to provide advance notice of at least 120 days to the Company. The notice provision requires a stockholder who desires to raise new business at an annual stockholder meeting to provide certain information to the Company concerning the nature of the new business, the stockholder and such stockholder's interest in the business matter. Similarly, a stockholder wishing to nominate any person for election as a director must provide the Company with certain information concerning the nominee and such proposing stockholder.

         The provisions described above are intended to reduce the Company's vulnerability to takeover attempts and certain other transactions which have not been negotiated with and approved by members of its Board of Directors.

LIMITATION OF DIRECTOR LIABILITY AND INDEMNIFICATION

         The Restated Certificate of Incorporation provides that no Director of the Company will be personally liable to the Company or its stockholders for monetary damages for breach of fiduciary duty as a Director; provided, however, that Directors will have liability (i) for any breach of a Director's duty of loyalty to the Company or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the DGCL, or (iv) for any transaction from which the Director derived an improper personal benefit.

         The Restated Certificate of Incorporation also provides that the Company will indemnify any person it has the power to indemnify to the fullest extent permitted by the DGCL. As a result, the Company will indemnify any person made or threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that he or she is or was a Director, officer, employee or agent of the Company, or is or was serving at the Company's request as a Director, trustee, officer, employee or agent of another corporation or other enterprise against expenses actually and reasonably incurred by such person in connection with such action, suit or proceeding. To the extent that a person seeking indemnification has been successful on the merits or otherwise in defense of any action, suit, or proceeding, such person will be indemnified for his or her expenses which were actually and reasonably incurred. Any indemnification payment must be authorized upon a determination that the individual seeking indemnification met the necessary standard of conduct for such indemnification. Such a determination will be made by a majority vote of a quorum consisting of directors not involved with the action, suit or proceeding, a written opinion of independent legal counsel if the described quorum cannot be obtained or if the majority vote of the described quorum directs, a vote of the stockholders, or a decision of the court in which the action was brought. To qualify for indemnification, such person must have acted in good faith and in a manner he or she reasonably believed to be in, or not opposed to, the Company's best interests and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was lawful.


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Expenses may be paid by the Company as they are incurred, in advance of a final disposition, as authorized by the Board of Directors and upon receipt of an undertaking by the person seeking indemnification to repay the advanced amount if it is later determined that he or she was not entitled to indemnification. The indemnification and advancement of expenses provided by the Amended and Restated By-laws are not to be deemed exclusive of any other rights to which any person seeking indemnification may be entitled as a matter of law or under the Restated Certificate of Incorporation, the Amended and Restated By-laws, any agreement, vote of stockholders, any insurance purchased by the Company, or otherwise, both as to action in his or her official capacity and as to action in another capacity while holding such office, and will continue as to a person who has ceased to be such Director, trustee, officer, employee or agent and shall inure to the benefit of the heirs, executors and administrators of such person.

ITEM 2.  EXHIBITS.

3.1      Restated Certificate of Incorporation of First Oak Brook
         Bancshares, Inc.

3.2      Amended and Restated By-laws of First Oak Brook Bancshares, Inc.



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                                    SIGNATURE

              Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this Amendment No. 1 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                               FIRST OAK BROOK BANCSHARES, INC.



                               By:  /s/ Rosemarie Bouman
                                  ---------------------------------------------
                                    Rosemarie Bouman
                                    Vice President and Chief Financial Officer

Dated:   May 6, 1999



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                                INDEX TO EXHIBITS


Exhibit

3.1      Restated Certificate of Incorporation of First Oak Brook
         Bancshares, Inc.

3.2      Amended and Restated By-laws of First Oak Brook Bancshares, Inc.



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